

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Lloyd C. Blankfein
Chairman and Chief Executive Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re: The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-14965**

Dear Mr. Blankfein:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 52

Investment Management, page 54

1. We note your disclosure here and on page 65 that in 2012 your mix of Assets Under Supervision (AUS) has shifted slightly from asset classes that typically generate higher fees to asset classes that typically generate lower fees compared with 2011. Please revise your future filings to more clearly identify the asset classes generating higher fees to which the mix has shifted, as well as the asset classes generating lower fees from which the mix has shifted. To the extent possible, quantify the range or relative differential between the fees of

these respective classes. Specifically address the extent to which you are referring to the mix of classes within Assets Under Management (AUM), such as between alternative investments and fixed income, or the mix between AUM versus Other Client Assets (OCA.)

Commissions and fees, page 55

2. We note your disclosure that commissions and fees on the consolidated statements of earnings were 16% lower in 2012 reflecting lower market volumes. We also note your disclosure in the preceding paragraph about increases in global equity prices and lower market volumes. Please revise your future filings to more clearly link the industry-specific trends such as market volumes and volatilities to the changes in your commissions and fees. To the extent possible, please revise your disclosure to more clearly address your own market making volume statistics relative to the market, and discuss how your own volume statistics compare to the macro economic trends discussed.

Market making, page 55

3. We note that during 2012 market-making revenues were 22% higher than 2011. We also note that market-making revenues represent 33% of overall consolidated total net revenues in the year ended December 31, 2012. In light of its significance, please revise this section or the Institutional Client Services section beginning on page 61 to provide a more robust discussion and analysis of the net revenues of this line item, including a quantification of the impact on your operating results of particular product types (e.g., mortgages, interest rate products, credit products, and commodities) when discussing the various trends your future filings. Tell us and revise your MD&A in future filings to explain how you separate market-making activities from other principal transactions for segment and reporting purposes.

Equity Capital, page 76

Consolidated Regulatory Capital Ratios, page 78

4. We note your disclosure of risk-weighted assets as of December 31, 2012 and 2011 on page 79 and the narrative description of the drivers that led to the decrease in risk-weighted assets between these dates. However, it is not entirely clear if the decrease is due to decreases in book size, book quality, model or methodology updates, etc. Therefore, in future filings, please consider providing a rollforward of risk-weighted assets showing the key drivers of the movements in the risk-weighted assets balance, by type of risk-weighted asset, if possible.

Credit Risk Management, page 102

Credit Exposures, page 105

5. We note your disclosure that your counterparty defaults rose slightly during the year ended December 31, 2012; however, the estimated losses associated with these counterparty defaults were lower as compared with the prior year. For purposes of providing additional transparency, please revise your future filings to quantify the counterparty defaults and the losses given defaults during the period. Tell us and revise your future filings to clarify the type of instruments for which you experienced the counterparty default and the type of instruments for which you observed an increase in such defaults. Tell us the reasons why the estimated losses associated with these counterparty defaults have decreased.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Polices, page 123

Investment Management, page 124

6. We note your disclosure that management fees are calculated as a percentage of net asset value, invested capital, or commitments, and are recognized over the period that the related service is provided. Please revise your future filings to address the following:

    •   Revise your revenue recognition footnote to disclose how frequently these fees are calculated and paid, and describe the basis for the AUS in the calculation. For example, tell us whether the fee is based on a percentage of average daily or monthly AUS. In your response clarify any differences between investment management fees earned on AUM and OCA.

    •   Tell us whether any portion of your management fee on OCA is paid to a third party, and if so, explain how these amounts are reflected in your Statement of Earnings. As part of your response, explain whether the amounts involved are reported on a gross or net basis.

    •   We note your line item titled "Brokerage, clearing, exchange and distribution fees" on your Statement of Earnings. For the payment to the brokers and advisors related to the placement of the products, tell us and revise your future filings to more clearly address how the expenses paid are computed for these various products. Clarify the extent to which distribution expense is recorded on OCA similar to your AUM. Revise your future filings to quantify the amount of distribution expense related to your AUM separately from the distribution expense related to OCA.

- Clearly explain how you considered the guidance of ASC 605-45 in terms of reporting the distribution expenses related to the placement of these products on a gross or net basis.

Note 6. Cash Instruments, page 130

Investments in Funds That Calculate Net Asset Value Per Share, page 137

7. Please confirm that cash instruments that are valued based on the net asset value per share (NAV) of the investment fund are included in your level 3 financial assets disclosed in the Fair value of cash instruments by level table on page 133. If correct, please revise your table on page 131 to include this information under "Valuation Techniques and Significant Inputs."

Note 7. Derivatives and Hedging Activities, page 138

Valuation Adjustments, page 141

8. You disclose that valuation adjustments are made to the fair value of derivatives for a variety of factors including funding valuation adjustments (FVA). Please address the following regarding FVA:

- Tell us the amount of such FVA made to your derivative assets and liabilities respectively, and identify the periods affected by these adjustments.

- Where FVA are used, please identify the classes or type of derivative assets and liabilities, including but not limited to interest rates, credit, currencies, or equities, to which such adjustments are made. Further clarify if the derivatives adjusted were in level 2 or level 3.

- Tell us your basis for making FVA, separately addressing both the valuation purpose and your basis under ASC 820.

- Where FVA are used, tell us how your debit valuation adjustments or credit valuation adjustments are considered or modified. Discuss how collateral was considered when calculating the FVA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have any questions regarding the above comments. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director